April 27, 2017

VIA EDGAR AND E-MAIL

David Lin, Staff Attorney

William Dorton, Staff Attorney

Marc Thomas, Staff Accountant

Gus Rodriguez, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	China Rapid Finance Limited

Registration Statement on Form F-1 (Registration No. 333-217064)

Registration Statement on Form 8-A (Registration No. 001-38051)

Dear Ladies and Gentlemen:

China Rapid Finance Limited hereby withdraws its request for effectiveness, dated April 24, 2017, made pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended.

[Signature page follows]

Very truly yours,

China Rapid Finance Limited

By:	/s/ Dr. Zhengyu (Zane) Wang
Name:	Dr. Zhengyu (Zane) Wang
Title:	Chief Executive Officer, Chairman and Executive Director

[Signature Page to Acceleration Request]